UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name:
Nationwide Variable Account-15
Address of Principal Business Office (No. & Street, City, State, Zip Code):
One Nationwide Plaza, Columbus, Ohio 43215
Telephone Number (including area code):
(614) 249-7111
Name and Address of Agent for Service of Process:
Denise L. Skingle, Vice President and Secretary, One Nationwide Plaza, Columbus, Ohio 43215
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes ☑
No □
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Columbus, and state of Ohio on the 27th day of September 2018.
Nationwide Variable Account-15
(Name of Registrant)
By: Nationwide Life and Annuity Insurance Company
(Name of Sponsor)
By: /s/ W. Michael Stobart
W. Michael Stobart
Vice President, Associate General Counsel

Attest: /s/ Denise L. Skingle
Denise L. Skingle
Vice President and Secretary